GRASIM

ADITYA BIRLA GROUP

27th October, 2007

082-03322

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th September, 2007, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

**Ashok Malu**
**Company Secretary**

encl : as above



dw 11/14

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

# UNAUDITED FINANCIAL RESULTS
# FOR THE QUARTER ENDED 30th SEPTEMBER 2007

**I. CONSOLIDATED RESULTS :** Rs in Crores

| | Three Months Ended 30th September 2007 | Three Months Ended 30th September 2006 | Six Months Ended 30th September 2007 | Six Months Ended 30th September 2006 | Year Ended 31st March 07 ( Audited ) |
|---|---|---|---|---|---|
| **Net Sales / Income from Operations** | 3,972.58 | 3,185.50 | 8,037.23 | 6,400.13 | 14,178.44 |
| Other Income | 83.91 | 53.43 | 185.33 | 102.62 | 245.64 |
| Expenditure : | | | | | |
| - Decrease / ( Increase ) in Stock | (64.27) | (5.77) | (34.07) | (0.71) | 33.07 |
| - Raw Material Consumed | 871.82 | 654.62 | 1,689.19 | 1,250.51 | 2,821.58 |
| - Purchases of Finished Goods | 23.61 | 17.14 | 33.09 | 43.03 | 74.83 |
| - Payment to & Provision for Employees | 213.75 | 173.89 | 385.37 | 334.89 | 672.98 |
| - Power & Fuel | 633.31 | 561.45 | 1,293.07 | 1,141.23 | 2,472.45 |
| - Freight , Handling & Other Expenses | 461.05 | 414.14 | 974.48 | 858.21 | 1,878.07 |
| - Depreciation | 163.10 | 148.44 | 321.75 | 290.19 | 609.97 |
| - Other Expenditure | 649.97 | 528.19 | 1,245.02 | 1,007.77 | 2,181.02 |
| **Total Expenditure** | 2,952.34 | 2,492.10 | 5,907.90 | 4,925.12 | 10,743.97 |
| Interest | 54.14 | 55.51 | 110.10 | 108.36 | 228.64 |
| **Profit before Tax Expenses** | 1,050.01 | 691.32 | 2,204.56 | 1,469.27 | 3,451.47 |
| Provision for Current Tax | (315.57) | (215.03) | (638.55) | (462.75) | (1,097.14) |
| Provision for Deferred Tax | (28.96) | 4.17 | (61.68) | 9.72 | 5.07 |
| **Net Profit** | 705.48 | 480.46 | 1,504.33 | 1,016.24 | 2,359.40 |
| Less : Minority Share | 84.53 | 66.05 | 214.14 | 166.58 | 391.50 |
| Add : Share in Profit / (Loss) of Associates | (0.94) | - | (0.51) | - | (0.40) |
| **Net Profit ( After Minority Share )** | 620.01 | 414.41 | 1,289.68 | 849.66 | 1,967.50 |
| Paid up Equity Share Capital (Face Value Rs. 10 per share) | 91.69 | 91.69 | 91.69 | 91.69 | 91.69 |
| Reserves excluding Revaluation Reserve | | | | | *6,538.05* |
| **Basic EPS for the period ( Rupees )** | 67.62 | 45.20 | 140.66 | 92.67 | 214.58 |
| **Diluted EPS for the period ( Rupees )** | 67.62 | 45.20 | 140.66 | 92.67 | 214.58 |

**II. STANDALONE RESULTS :** Rs. in Crores

| | Three Months ended 30th September 2007 | Three Months ended 30th September 2006 | Six Months ended 30th September 2007 | Six Months ended 30th September 2006 | Full Year ended 30th March 2007 ( Audited ) |
|---|---|---|---|---|---|
| **Net Sales / Income from Operations** | 2,519.23 | 2,011.39 | 4,965.82 | 3,905.11 | 8,680.34 |
| Other Income | 57.32 | 50.22 | 125.06 | 87.69 | 209.66 |
| Expenditure : | | | | | |
| - Decrease / ( Increase ) in Stock | (26.77) | (14.45) | (12.55) | 0.66 | 16.44 |
| - Raw Material Consumed | 669.78 | 535.04 | 1,297.05 | 998.88 | 2,219.32 |
| - Purchases of Finished Goods | 24.59 | 60.59 | 57.81 | 128.76 | 321.16 |
| - Payment to & Provision for Employees | 143.00 | 123.05 | 259.33 | 236.08 | 459.40 |
| - Power & Fuel | 348.57 | 280.55 | 672.73 | 545.05 | 1,196.14 |
| - Freight , Handling & Other Expenses | 246.43 | 215.40 | 502.57 | 423.10 | 919.40 |
| - Depreciation | 87.53 | 75.57 | 172.53 | 149.66 | 317.91 |
| - Other Expenditure | 308.62 | 278.60 | 591.74 | 526.44 | 1,139.13 |
| **Total Expenditure** | 1,801.75 | 1,554.35 | 3,541.21 | 3,008.63 | 6,588.90 |
| Interest | 27.22 | 24.52 | 55.69 | 48.28 | 111.84 |
| **Profit before Exceptional Items and Tax Expenses** | 747.58 | 482.74 | 1,493.98 | 935.89 | 2,189.26 |
| Write back of provision for diminution in value of loans | - | - | - | - | 37.10 |
| **Profit before Tax Expenses** | 747.58 | 482.74 | 1,493.98 | 935.89 | 2,226.36 |
| Provision for Current Tax | (223.73) | (145.80) | (429.43) | (284.85) | (692.38) |
| Provision for Deferred Tax | (24.07) | 0.90 | (53.11) | (1.30) | 1.83 |
| **Net Profit** | 499.78 | 337.84 | 1,011.44 | 649.74 | 1,535.81 |
| Paid up Equity Share Capital (Face Value Rs. 10 per share) | 91.69 | 91.69 | 91.69 | 91.69 | 91.69 |
| Reserves excluding Revaluation Reserve | | | | | *6,134.46* |
| **Basic EPS for the period ( Rupees )** | 54.51 | 36.85 | 110.31 | 70.86 | 167.50 |
| **Diluted EPS for the period ( Rupees )** | 54.51 | 36.85 | 110.31 | 70.86 | 167.50 |
| **Total Public Shareholding*** | | | | | |
| - Number of Shares (000's) | | | 58,441 | 58,723 | 58,509 |
| - Percentage of Shareholding | | | 63.75% | 64.06% | 63.82% |

***Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)**

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

| | Three Months ended 30th September 2007 | Three Months ended 30th September 2006 | Six Months ended 30th September 2007 | Six Months ended 30th September 2006 | Full Year ended 31st March 2007 (Audited) |
|---|---|---|---|---|---|
| **1. SEGMENT REVENUE** | | | | | |
| a Fibre & Pulp | 904.03 | 670.81 | 1,722.03 | 1,195.85 | 2,725.25 |
| b Cement | 2,609.02 | 2,180.84 | 5,435.70 | 4,522.04 | 9,957.75 |
| c Sponge Iron | 209.80 | 141.34 | 430.59 | 318.69 | 755.79 |
| d Chemicals | 111.42 | 76.75 | 203.69 | 148.55 | 319.00 |
| e Textiles | 88.33 | 84.79 | 146.26 | 141.62 | 270.96 |
| f Others | 101.38 | 76.16 | 197.24 | 144.27 | 326.93 |
| **TOTAL** | 4,023.98 | 3,230.69 | 8,135.51 | 6,471.02 | 14,355.68 |
| (Less) : Inter Segment Revenue | (51.40) | (45.19) | (98.28) | (70.89) | (177.24) |
| **Net Sales / Income from Operations** | **3,972.58** | **3,185.50** | **8,037.23** | **6,400.13** | **14,178.44** |
| **2. SEGMENT RESULTS** | | | | | |
| a Fibre & Pulp | 302.78 | 168.58 | 525.06 | 263.93 | 671.74 |
| b Cement | 693.70 | 538.23 | 1,562.25 | 1,217.16 | 2,767.03 |
| c Sponge Iron | 21.21 | -2.82 | 47.77 | 3.02 | 50.39 |
| d Chemicals | 34.37 | 4.81 | 56.62 | 18.20 | 60.05 |
| e Textiles | (0.34) | (0.13) | (2.18) | (0.26) | (4.63) |
| f Others | 22.84 | 14.94 | 49.01 | 27.12 | 62.61 |
| **TOTAL** | 1,074.56 | 723.61 | 2,238.53 | 1,529.17 | 3,607.19 |
| Add / (Less) : | | | | | |
| **Interest** | **(54.14)** | **(55.51)** | **(110.10)** | **(108.36)** | **(228.64)** |
| **Net Unallocable Income / (Expenditure )** | 29.59 | 23.22 | 76.13 | 48.46 | 72.92 |
| **Profit Before Tax Expenses** | **1,050.01** | **691.32** | **2,204.56** | **1,469.27** | **3,451.47** |
| **3. CAPITAL EMPLOYED** | | | | | |
| a Fibre & Pulp | | | 1,622.49 | 1,249.05 | 1,428.47 |
| b Cement | | | 10,202.75 | 7,480.45 | 8,913.85 |
| c Sponge Iron | | | 480.83 | 508.38 | 552.21 |
| d Chemicals | | | 304.41 | 291.34 | 304.49 |
| e Textiles | | | 163.20 | 124.11 | 126.17 |
| f Others | | | 525.39 | 371.47 | 517.88 |
| **TOTAL** | | | 13,299.07 | 10,024.80 | 11,843.07 |
| g Unallocated Corporate Capital Employed | | | 1,423.44 | 1,528.77 | 1,681.16 |
| **TOTAL CAPITAL EMPLOYED** | | | **14,722.51** | **11,553.57** | **13,524.23** |

**IV. SEGMENT REPORTING - STANDALONE**

**Rs. In Crores**

| | Three Months ended 30th September 2007 | Three Months ended 30th September 2006 | Six Months ended 30th September 2007 | Six Months ended 30th September 2006 | Full Year ended 31st March 2007 (Audited) |
|---|---|---|---|---|---|
| **1. SEGMENT REVENUE** | | | | | |
| a Fibre & Pulp | 793.87 | 565.73 | 1,501.60 | 1,012.09 | 2,327.63 |
| b Cement | 1,367.21 | 1,187.97 | 2,781.96 | 2,355.05 | 5,172.66 |
| c Sponge Iron | 209.80 | 141.34 | 430.59 | 318.69 | 755.79 |
| d Chemicals | 111.42 | 76.75 | 203.69 | 148.55 | 319.00 |
| e Textiles | 88.33 | 84.79 | 146.26 | 141.62 | 270.96 |
| f Others | - | - | - | - | - |
| **TOTAL** | 2,570.63 | 2,056.58 | 5,064.10 | 3,976.00 | 8,846.04 |
| (Less) : Inter Segment Revenue | (51.40) | (45.19) | (98.28) | (70.89) | (165.70) |
| **Net Sales / Income from Operations** | **2,519.23** | **2,011.39** | **4,965.82** | **3,905.11** | **8,680.34** |
| **2. SEGMENT RESULTS** | | | | | |
| a Fibre & Pulp | 294.68 | 156.67 | 530.88 | 254.59 | 638.42 |
| b Cement | 394.78 | 313.75 | 839.44 | 647.90 | 1,448.21 |
| c Sponge Iron | 21.21 | (2.82) | 47.77 | 3.02 | 50.39 |
| d Chemicals | 34.37 | 4.81 | 56.62 | 18.20 | 60.05 |
| e Textiles | (0.34) | (0.13) | (2.18) | (0.26) | (4.63) |
| f Others | (0.03) | 0.10 | (0.06) | 0.07 | - |
| **TOTAL** | 744.67 | 472.38 | 1,472.47 | 923.52 | 2,192.44 |
| Add / (Less) : | | | | | |
| **Interest** | **(27.22)** | **(24.52)** | **(55.69)** | **(48.28)** | **(111.84)** |
| **Net Unallocable Income / (Expenditure )** | 30.13 | 34.88 | 77.20 | 60.65 | 108.66 |
| **Profit before Exceptional Items and Tax Expenses** | **747.58** | **482.74** | **1,493.98** | **935.89** | **2,189.26** |
| Write back of provision for diminution in value of loans | - | - | | - | 37.10 |
| **Profit Before Tax Expenses** | **747.58** | **482.74** | **1,493.98** | **935.89** | **2,226.36** |
| **3. CAPITAL EMPLOYED** | | | | | |
| a Fibre & Pulp | | | 1,358.26 | 1,098.32 | 1,210.72 |
| b Cement | | | 3,996.78 | 2,291.49 | 3,076.68 |
| c Sponge Iron | | | 480.83 | 508.38 | 552.21 |
| d Chemicals | | | 304.41 | 291.34 | 304.49 |
| e Textiles | | | 163.20 | 124.11 | 126.17 |
| f Others | | | 0.90 | 1.11 | 1.21 |
| **TOTAL** | | | 6,304.38 | 4,314.75 | 5,271.48 |
| g Unallocated Corporate Capital Employed | | | 4,340.33 | 4,152.71 | 4,492.67 |
| **TOTAL CAPITAL EMPLOYED** | | | **10,644.71** | **8,467.46** | **9,764.15** |

## V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

| | |
|---|---|
| Fibre & Pulp | - Viscose Staple Fibre & Wood Pulp |
| Cement | - Grey & White Cement |
| Sponge Iron | - Sponge Iron |
| Chemicals | - Caustic Soda & Allied Chemicals |
| Textiles | - Fabric & Yarn |
| Others | - Mainly Telecom (in consolidated results) |

3 No investor complaint was pending at the beginning of the quarter. During the quarter, six complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

4 During the quarter the Company has incorporated a new subsidiary "Grasim Bhiwani Textiles Limited" (GBTL).In terms of Company's Shareholders approval, the textile units at Bhiwani have been transferred w.e.f. 1st October,2007 to GBTL, on a going concern basis as slump sale, at a consideration of Rs.83.16 Crs., based on independent valuer's report.

5 The ESOS Compensation Committee of Board of Directors of the Company has, in its meeting held on 23rd August, 2007, approved grant of 218140 Stock options(for equal no. of equity shares of Rs.10/- each of the Company) to the Officers of the Company as per terms of Employee Stock Option Scheme (ESOS), 2006.

6 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

7 The above Unaudited results for the quarter ended 30th September, 2007 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 27th October, 2007. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 27th October, 2007

**D. D. Rathi**
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
.............

Tel. : 2265 4239, 2265 4298, 2265 4313
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

**AUDITOR'S REPORT**

**TO THE BOARD OF DIRECTORS OF**
**GRASIM INDUSTRIES LIMITED.**

On Limited Review of unaudited Financial Results for the six months ended 30th September 2007.

1. We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the company') for the six months ended 30th September 2007. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

2. In the consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Shree Digvijay Cement Company Limited, Dakshin Cement Limited, Harish Cement Limited and Grasim Bhiwani Textiles Limited and Joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures and Associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors.

3. We conducted our review in accordance with the auditing and assurance standard (AAS) 33 *Engagement to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

4. A review of Interim Financial information consists principally of applying analytical review procedure of financial data and making inquires of person responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in according with the Accounting Standards and other recognized practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

G. P. KAPADIA & CO. MUMBAI CHARTERED ACCOUNTANTS

6. Further, we report that we have verified the number of shares, the percentage of shareholding in respect of the aggregate amount of public shareholdings in terms of Clause 35 of Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be in conformity with it.

For G.P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

Place: Mumbai.
Date: 27th October 2007.

Press Release

Mumbai, October 27, 2007

**GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY**
PERFORMANCE FOR Q2FY 2008

**Consolidated Net Profit : Rs.620 Crs. ↑ 50%**

**Consolidated Net Revenue : Rs.3,973 Crs. ↑ 25%**

**Consolidated Financial Performance:**

Rs. Crores

| | Q2 FY08 | Q2 FY07 | % Change | H1 FY08 | H1 FY07 | % Change |
|---|---|---|---|---|---|---|
| **Net Revenue** | **3,973** | **3,186** | **25%** | **8,037** | **6,400** | **26%** |
| **Gross Profit** | **1,213** | **839** | **44%** | **2,526** | **1,759** | **44%** |
| Depreciation | 163 | 148 | 10% | 322 | 290 | 11% |
| Total Tax Expenses | 345 | 211 | 63% | 700 | 453 | 55% |
| **Profit after Taxes** | **705** | **480** | **47%** | **1,504** | **1,016** | **48%** |
| **Less: Minority Share** | **85** | **66** | | **214** | **166** | |
| **Net Profit** | **620** | **414** | **50%** | **1,290** | **850** | **52%** |
| **EPS (Rs.)** | **68** | **45** | **50%** | **141** | **93** | **52%** |

Grasim, the flagship Company of the Aditya Birla Group, has posted good results for the 2nd quarter ended 30th September, 2007. Cement and Viscose Staple Fibre (VSF), its core businesses, have been the growth drivers. The Chemical and Sponge Iron businesses have contributed as well. Ongoing modernization efforts, upgradation of plants and energy optimization have been instrumental to the growth process.

The Company has reported a growth on all the fronts, viz., Revenue, Gross Profit and Net Profit. Revenue was up by 25% at Rs.3,973 crores (Rs.3,186 crores). Gross Profit at Rs.1,213 crores (Rs.839 crores) rose by 44% over the corresponding period. Despite a substantially higher provision for tax expenses, Net Profit grew by 50% at Rs.620 crores (Rs.414 crores).

## Highlights of Grasim's operations:

| | | Q2FY08 | Q2FY07 | % Change |
|---|---|---|---|---|
| **Production -** | | | | |
| Viscose Staple Fibre | M.T. | 69,678 | 65,083 | 7% |
| Cement | Mn. M.T. | 3.62 | 3.31 | 9% |
| White Cement | M.T. | 89,733 | 92,766 | -3% |
| Sponge Iron | M.T. | 146,673 | 113,567 | 29% |
| Caustic Soda | M.T. | 48,752 | 28,911 | 69% |
| | | | | |
| **Sales Volumes -** | | | | |
| Viscose Staple Fibre | M.T. | 70,183 | 63,119 | 11% |
| Cement | Mn. M.T. | 3.60 | 3.38 | 6% |
| White Cement | M.T. | 92,566 | 90,253 | 3% |
| Sponge Iron | M.T. | 141,960 | 110,933 | 28% |
| Caustic Soda | M.T. | 49,634 | 30,072 | 65% |

## Viscose Staple Fibre (VSF) Business

The upsurge in global demand coupled with the higher demand for knitted fabrics and increased realisations saw the VSF business post a good performance. Production was up by 7% at 69,678 tons. Sales volumes improved by 11% at 70,183 tons, a historical high for any quarter. The uptrend in international prices backed by a strong demand, resulted in realisations being higher. Increased use of captive pulp and a stronger rupee contained the impact of the steep increase in global pulp prices.

The Company plans to augment its capacity by 94,875 tons from its current level of 270,100 tons, through capacity expansions of 63,875 tons at Kharach (Gujarat) and 31,000 tons at Harihar (Karnataka).

Additionally, plans are afoot to set up a greenfield plant of 88,000 tons at Vilayat (Gujarat) at an estimated capital cost of Rs.840 crores. The plant would take 2-3 years to come up.

The outlook for the VSF business continues to be good.

### Chemical Plant

The Chemical plant put in a better performance during the quarter, Production of caustic soda, which was impacted during the corresponding quarter on account of the shut down of a captive power plant, was higher at 48,752 tons. Sales volumes too were higher at 49,634 tons. Realisations dipped by 8% consequent to the reduction in prices of caustic soda and allied products.

Realisations are expected to remain depressed, given the demand-supply mismatch arising out of new capacity additions.

## Cement Business

The Cement business' performance has been good. While Production recorded a growth of 9% at 3.62 million tons, Sales volumes grew by 6% at 3.60 million tons. The share of blended cement increased from 63% to 68%. Costs remained under pressure due to the steep rise in fuel costs and increased freight rates.

The White Cement unit reported a satisfactory performance. Sales volumes were higher by 3% at 92,566 tons.

**Cement Subsidiaries**

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, too bettered its performance. Sales of cement and clinker were at 3.35 million tons and 0.26 million tons respectively. Net Profit was higher at Rs.184 crores.

Shree Digvijay Cement Company Limited, yet another subsidiary, reported a profit of Rs.1.50 crores, vis-à-vis Rs.8.03 crores in the corresponding quarter.

**Cement Capex plan**

The Company is expanding its capacity by 10.2 million tons at a total cost of Rs.3,480 crores. To this end, the Company is setting up -

a. a Greenfield cement plant at Kotputli in Rajasthan (with a split grinding unit at Panipat in Haryana), of a total capacity of 4.5 million tons;

b. a new plant at Shambhupura in Rajasthan (with a split grinding unit at Aligarh in Uttar Pradesh) of a total capacity of 4.4 million tons; and

c. a grinding unit at Dadri of a capacity of 1.3 million tons.

All these projects are progressing as per schedule. The Shambhupura plant is expected to be commissioned by end-FY08 and the Kotputli plant in Q1FY09.

This will enable the Company to cater to the growing demand for Cement in the northern region. The capex plans of UltraTech too are in line with expectations. Both the Company and its subsidiary are setting up Ready Mix Concrete plants at various locations in the country. The Company's aggregate cement capacity (including that of its subsidiaries), upon completion of expansion, will stand augmented by 17 million tons at 48 million tons.

The additional capacity of around 90 million tons, as announced by the industry, could result in a surplus scenario due to which realisations could be under pressure from end-FY09. However, the growth in demand bodes well for the Company's Cement business.

## Sponge Iron Business

The Sponge Iron business enhanced its performance during the quarter. Production grew by 29% at 146,673 tons, due to usage of alternate fuels. Sales volumes too rose by 28% at 141,960 tons. While realisation improved, its impact was partially offset by higher feedstock cost. The prospects for the business are expected to improve in the long term with adequate gas availability, likely by end-FY08. The pricing of gas, which is uncertain, will continue to be a concern.

## Outlook

Grasim's strong fundamentals, its unrelenting focus on operational excellence, cost optimization, effective financial management, continuous restructuring of business processes, together with its leadership position in the Cement and VSF sectors, augur well for the Company. The prospects for Grasim continue to be bright.

END

**Grasim Industries Limited**
Regd. Office: Birlagram, Nagda – 456 331 (M.P.)
Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030
www.grasim.com & www.adityabirla.com